Exhibit (a)(1)(i)

Form of Email Message to certain Gap Inc. leaders from Lauri Shanahan

Subject:	Background Information regarding SEC filing on November 23, 2005

This message is being sent by Lauri Shanahan to all [Gap Inc. leaders] to help answer questions related to a filing with the Securities and Exchange Commission on November 23, 2005.

I wanted to provide you with some information about a recent decision by the Compensation and Management Development Committee of the Gap Inc. Board of Directors that resulted in the filing by Gap Inc. of a tender offer with the Securities and Exchange Commission on November 23, 2005. You can also read the attached FAQ to learn more about this filing.

Some recent changes to tax laws could result in serious, unfavorable tax consequences (including an additional 20% tax) for our employees who received discounted stock options in the past.

As a result of these changes in the tax laws, the Committee voted to offer all three-dozen of the impacted employees, including several on our executive team, an opportunity to exchange these discounted stock options for new stock options and, in certain cases, cash payments. These employees are being notified in writing, and we’re required by law to publicly file a tender offer with the SEC for this transaction.

The Committee’s intention was to ensure that these employees, to the extent reasonably practicable, will be no better off — or worse off – than was the case prior to the adoption of these new tax laws.

We wanted to ensure that you have the context for the filing should you receive any questions from your teams.

Important: Please note that communications between you and your team members regarding this offer are subject to a number of rules and requirements. Accordingly, please keep the following restrictions in mind when communicating with your teams:

(1) Never answer questions regarding the offer in writing (including via e-mail) or by leaving a voicemail—we will be required to file such responses with the SEC as part of our tender offer.

(2) Do not give any advice as to whether an employee should participate in the offer.

(3) Answer any questions by referencing the applicable Q&A(s) or other portion(s) of our tender offer document to ensure that your answers stay within the parameters of the offer as documented.

Sincerely,

Lauri Shanahan
EVP, General Counsel and Chief Compliance Officer

Frequently Asked Questions

Background:

Recent changes to tax laws could have serious, unfavorable tax consequences on a few of our employees who received discounted stock options in the past. As a result of these changes in the tax laws, the Compensation and Management Development Committee of the Board of Directors voted to offer all three-dozen of the impacted employees, including several on our executive team, an opportunity to exchange these discounted stock options for new stock options and, in certain cases, cash payments. These employees are being notified in writing, and we’re required by law to publicly file certain information with the United States Securities and Exchange Commission in connection with this offer. The Compensation and Management Development Committee’s intention was to ensure that these employees, to the extent reasonably practicable, will be no better off — or worse off – than was the case prior to the adoption of these new tax laws.

This FAQ is only a high-level summary of some of the significant characteristics of the offer. For additional information regarding this offer, please refer to our tender offer document filed on November 23, 2005 on Schedule TO with the SEC, available at www.sec.gov.

Q:	Why is Gap Inc. making this offer?

A:	The Compensation and Management Development Committee of our Board of Directors voted to make this offer so that eligible employees can avoid unintended and unfavorable tax consequences (including an additional 20% tax) resulting from a new tax law related to their discounted stock options. The intention is – to the extent reasonably practicable – to see that impacted employees are no better off, and no worse off, than they were when they received their original stock option grants.

Q:	Who made this decision?

A:	The Compensation and Management Development Committee of the Gap Inc. Board of Directors.

Q:	Why was this announced now?

A:	On November 6, the Compensation and Management Development Committee of the Board of Directors approved this offer after reviewing certain tax regulations recently proposed by the Internal Revenue Service. Those regulations, combined with certain tender offer regulations, require that our offer be made at least 20 business days before the end of this calendar year. Our legal and HR teams worked as quickly as possible to finalize all of the details to meet this deadline.

Q:	How did the Committee select this solution?

A:	The IRS’ proposed regulations suggested this as one way to address discounted stock options impacted by the new tax laws.

Q:	Who will be able to participate in this offer?

A:	Three-dozen employees of Gap Inc., including several people on the Executive Leadership Team.

In the past, Gap Inc. granted discounted options on a select basis to attract and/or retain key executives.

For example, upon the initial employment of Paul Pressler, our CEO, the Compensation and Management Development Committee of the Board of Directors granted him a combination of discounted options, such as those subject to this offer, as part of a package also including options with an exercise price equal to the then current fair market value and “premium price” options (i.e. options with an exercise price greater than the then current fair market value).

The efforts by Gap Inc. to design compensation awards that create appropriate incentives have been recognized outside the Company.

For example, in a November 19, 2002 column in “Bloomberg News”, entitled “Gap Breaks the Mold With CEO Pay,” Graef Crystal cited the Company’s innovative stock option package granted to Mr. Pressler. Mr. Crystal said that the award’s “stringent vesting restrictions make the options more of a long-term incentive – which is what it’s supposed to be – and the option grants don’t come with a huge front-end bonus.” He also said that “Gap’s inventive approach comes close to reconciling the ultimately irreconcilable desires of both shareholders and the new CEO.”

Q:	Will any employees below the executive level also receive this offer?

A:	Yes. 23 of the 36 employees are receiving this offer solely to correct an administrative oversight in the grant recommendation process. This oversight inadvertently excluded these employees from the list presented for approval when fair market options were granted either at the time of hire or at annual review. The grants were made at a later date at the price that put the employees in the same position they would have been in if they have not been missed in the grant recommendation process, resulting in discounted options. The names of these employees are not being disclosed.

Q:	What tax laws changed?

A:	The U.S. Treasury Department and Internal Revenue Service recently issued proposed regulations under Section 409A of the Internal Revenue Code, which was added by the American Jobs Creation Act of 2004. Discounted stock options that vest after December 31, 2004 are subject to this new law and holding such options could result in unintended and unfavorable tax consequences (including an additional 20% tax) for the impacted employees that did not apply at the time of the grant of the options. If the options are cancelled and new options issued, along with cash payments where applicable (all as described in the offer), the unfavorable tax consequences will be eliminated and the Company’s original incentive and retention goals for these options will, as closely as reasonably practicable, be maintained. Discounted options that were vested as of December 31, 2004 are not affected by this legislation and therefore will remain outstanding under their original terms.